ALBERO, CORP.

22 Mount Davys Rd., Cullybackey, Ballymena

Co. Antrim, Northern Ireland BT421JH

Tel. 00447751273487

February 20, 2015

Ms. Julie Griffith,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Albero, Corp.

       Amendment No.1 to

       Registration Statement on Form S-1

       Filed February 6, 2015

       File No. 333-201365

Dear Ms. Julie Griffith:

Albero, Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated February 19, 2015 (the "Comment Letter"), with reference to the Company's amendment No.1 to registration statement on Form S-1 filed with the Commission on February 6, 2015.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Description of Business, page 17

1. We note your response to prior comment 10. Please revise your disclosure to reconcile the statement in the second sentence of the second paragraph on page 17 that “We are planning to purchase brood mares of high category…” with the statement in the fifth sentence of that paragraph that “We do not intend to buy such high category young horses.”

Our response:  We have revise our disclosure in accordance with the comments of the commission.

Exhibit 23

2. Please file an updated consent in accordance with Item 601 of Regulation S-K.

Our response:  We have filed an updated consent.

Please direct any further comments or questions you may have to the company at alberocorp@gmail.com.

Thank you.

Sincerely,

/S/ Andriy Berezhnyy

Andriy Berezhnyy, President